U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody

of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed:
811-2546				April 30, 2002
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Fidelity Commonwealth Trust: Spartan 500 Index Fund
4. Address of principal executive office: (number, street, city, state, zip code) 82 Devonshire Street, Boston, MA 02109

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Report of Independent Accountants

To the Board of Trustees of:

Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund

Fidelity Concord Street Trust: Spartan Total Market Index Fund

Fidelity Concord Street Trust: Spartan Extended Market Index Fund

Fidelity Commonwealth Trust: Spartan 500 Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

We have examined the accompanying statement of management of Fidelity Concord Street Trust: Spartan U.S. Equity Index Fund, Fidelity Concord Street Trust: Spartan Total Market Index Fund, Fidelity Concord Street Trust: Spartan Extended Market Index Fund, Fidelity Commonwealth Trust: Spartan Market Index Fund and Variable Insurance Products Fund II: Index 500 Portfolio (collectively the "funds") and the assertion of management of Deutsche Bank Trust Company Americas, sub-advisor and custodian, (collectively referred to as the "Management Statements") about the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of April 30, 2002. Management is responsible for ensuring the funds' compliance with those requirements. Our responsibility is to express an opinion on the Management Statements about the funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2002 and with respect to agreement of security purchases and sales, for the period from February 28, 2002 (the date of our last examination) through April 30, 2002:

  · Count and inspection of all securities located in the vault of Deutsche Bank Trust Company Americas in New York, New York;
  · Confirmation of all securities held by institutions in book entry form at The Federal Reserve Bank of New York, The Depository Trust Company;
  · Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;
  · Reconciliation of all such securities to the books and records of the funds and the custodian;
  · Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Deutsche Bank Trust Company Americas records; and
  · Agreed selected securities purchased and securities sold or matured since our last report from the books and records of the funds to broker confirms.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the funds' compliance with specified requirements.

In our opinion, the Management Statements that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2002 with respect to the securities reflected in the investment accounts of the funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.

PricewaterhouseCoopers LLP

Boston, Massachusetts

October XX, 2002

October XX, 2002

PricewaterhouseCoopers LLP

160 Federal Street

Boston, MA 02110

We, as management of the funds referenced below (the "funds"), are responsible for ensuring that Deutsche Bank Trust Company Americas, the sub-advisor and custodian of the funds, ensures that the funds comply with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that Deutsche Bank Trust Company Americas ensures that the funds establish and maintain effective internal controls over compliance with those requirements. We have received the accompanying representation letter from management of Deutsche Bank Trust Company Americas dated October XX, 2002 ("Representation Letter") in which Deutsche Bank Trust Company Americas represents that it has performed an evaluation of the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 and that the funds were in compliance with such requirements as of April 30, 2002 and from February 28, 2002 through April 30, 2002.

Based solely in reliance on the Representation Letter, we believe that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2002 and from February 28, 2002 through April 30, 2002, with respect to securities reflected in the investment accounts of the funds.

Spartan Total Market Index Fund

Spartan Extended Market Index Fund

Spartan 500 Index Fund

Spartan U. S. Equity Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

By:	/s/ Frank Knox
Frank Knox
Assistant Treasurer, Fidelity Group of Funds
October XX, 2002

October XX, 2002

Mr. Frank Knox, Assistant Treasurer

Fidelity Management & Research Company

82 Devonshire Street

Boston, MA 02109

Dear Frank:

We, as sub-advisor and custodian of the funds referenced below (the "funds"), are responsible for ensuring that the funds comply with the requirements of paragraphs (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," under the Investment Company Act of 1940. We are also responsible for ensuring that the funds establish and maintain effective internal controls over compliance with those requirements. We have performed an evaluation of the funds' compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 as of April 30,2002 and from February 28, 2002 through April 30, 2002.

Based on our evaluation, we assert that the funds were in compliance with the requirements of paragraphs (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of April 30, 2002 and from February 28, 2002 through April 30, 2002, with respect to securities reflected in the investment accounts of the funds.

Spartan Total Market Index Fund

Spartan Extended Market Index Fund

Spartan 500 Index Fund

Spartan U. S. Equity Index Fund

Variable Insurance Products Fund II: Index 500 Portfolio

By:	/s/Richard Fogarty
Richard Fogarty
Director
Deutsche Bank Trust Company Americas
October XX, 2002

/s/Richard Goldman
Richard Goldman
Managing Director,
Deutsche Asset Management Inc.
October XX, 2002